Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Prospectus Supplement

dated November 20, 2018 (to Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

$850,000,000 3.375% MEDIUM-TERM NOTES, SERIES A, DUE JULY 1, 2025

PRICING TERM SHEET

DATE: JUNE 17, 2020

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (negative outlook) Fitch Ratings: BBB (negative outlook) Kroll Bond Rating Agency: A- (stable outlook)

Security Description:	3.375% Medium-Term Notes, Series A, due July 1, 2025 (the “Notes”)

CUSIP:	00914AAH5

ISIN:	US00914AAH59

Principal Amount:	$850,000,000

Net Proceeds (before expenses):	$836,187,500

Trade Date:	June 17, 2020

Settlement Date:

June 24, 2020 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	July 1, 2025

Coupon:	3.375%

Issue Price:	98.975% of face amount

Benchmark Treasury:	UST 0.250% due May 31, 2025

Benchmark Treasury Spot / Yield:	99-16 1/4 / 0.350%

Spread to Benchmark Treasury:	+325 basis points

Yield to Maturity:	3.600%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	January 1 and July 1, beginning on January 1, 2021 (long first coupon)

Regular Record Dates:	Every June 15 and December 15

Day Count Fraction:	30/360

Business Day Convention:	Following

Business Days:	New York

Optional Redemption:

On any date prior to June 1, 2025, we may redeem the Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after June 1, 2025, we may redeem the Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Applicable Premium” means, with respect to the Notes, on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such Notes plus (ii) all required interest payments due on such Notes through June 1, 2025, assuming such Notes matured on such date(excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 50 basis points, over (y) the then outstanding principal of such Notes.

“Applicable Treasury Rate” means as of any date of redemption of the Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to June 1, 2025; provided, however, that if the period from the redemption date to June 1, 2025 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to June 1, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	$2,000 x $1,000

Governing Law:	New York

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Loop Capital Markets LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

NatWest Markets Securities Inc.

Regions Securities LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Arab Banking Corporation B.S.C.

CIBC World Markets Corp.

Mischler Financial Group, Inc.

Co-Managers:	Morgan Stanley & Co. LLC CIT Capital Securities LLC Keefe, Bruyette & Woods, Inc.

Other Provisions:

Prohibition of Sales to EEA and UK Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This pricing supplement has been prepared on the basis that any offer of notes in any member state of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This pricing supplement is not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in Switzerland

This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this pricing supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the related prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BofA Securities, Inc. toll-free at (800) 294-1322, or by e-mail at dg.prospectus_requests@bofa.com, (ii) J.P. Morgan Securities LLC collect at (212) 834-4533, (iii) MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or (iv) Wells Fargo Securities, LLC toll-free at 1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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